SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Nanosphere, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Laura Mondrowski, Esq. Lurie Investments, Inc. 440 West Ontario Street Chicago, Illinois 60654 (312) 466-3750

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 63009F105	Page 2 of 16

1.	Names of Reporting Persons Lurie Investment Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,006,136
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,006,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,006,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 63009F105	Page 3 of 16

1.	Names of Reporting Persons Eagle Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,030,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,030,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,030,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 63009F105	Page 4 of 16

1.	Names of Reporting Persons AOQ Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,708,979
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power* 2,708,979
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,708,979
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 63009F105	Page 5 of 16

1.	Names of Reporting Persons Alfa-Tech, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,902,407
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,902,407
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,902,407
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 63009F105	Page 6 of 16

1.	Names of Reporting Persons Anda-Proquest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,274,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,274,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 63009F105	Page 7 of 16

1.	Names of Reporting Persons Lurie Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 74,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,324
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 63009F105	Page 8 of 16

1.	Names of Reporting Persons WASK Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,486
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,486
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 63009F105	Page 9 of 16

1.	Names of Reporting Persons LFT Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,635,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,635,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 63009F105	Page 10 of 16

1.	Names of Reporting Persons Ann and Robert H. Lurie Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,891
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 112,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 63009F105	Page 11 of 16

1.	Names of Reporting Persons Mark Slezak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 524,324
	8.	Shared Voting Power 14,775,547
	9.	Sole Dispositive Power 524,324
	10.	Shared Dispositive Power 14,775,547
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,299,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 63009F105	Page 12 of 16

This Amendment No. 8 amends the Schedule 13D filed by certain of the Reporting Persons on December 1, 2008, as previously amended on March 23, 2009, June 18, 2009, October 21, 2009, May 10, 2011, July 15, 2011, May 24, 2012, and June 15, 2012 (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following as the last paragraph thereof:

On July 19, 2012, LIF, using its working capital, agreed to purchase 1,000,000 shares of Common Stock in the Issuer’s underwritten public offering (the “Offering”) of 10,500,000 shares of Common Stock at the public offering price of $2.40 per share (such shares, the “Offering Shares” and collectively with the AOQ Purchased Shares, the LII Purchased Shares, the LIF Purchased Shares, the May 2009 Purchased Shares, the May 2011 Purchased Shares, the June-July 2011 Purchased Shares, the May 2012 Purchased Shares, and the APL Purchased Shares, the “Purchased Shares”). Piper Jaffray & Co. acted as the sole book-running manager and Roth Capital Partners is acting as co-manager for such offering. The Offering closed on July 24, 2012.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Amount beneficially owned:		Percent of class:*
LIF	5,006,136 shares	9.2%
ECM	5,030,460 shares	9.3%
ATL	2,902,407 shares	5.3%
AOQ Trust	2,708,979 shares	5.0%
APL	2,274,096 shares	4.2%
WASK	36,486 shares	0.1%
Foundation	112,891 shares	0.2%
LII	74,324 shares	0.1%
LFT	1,635,904 shares	3.0%
Mark Slezak	15,299,871 shares	28.1%

*	Based on 54,515,437 shares of Common Stock to be outstanding as of the close of the Offering on July 24, 2012 as reported by the Issuer in its Prospectus Supplement for the Offering filed with the Securities and Exchange Commission on July 20, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
APL	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	524,324 shares

13D

CUSIP No. 63009F105	Page 13 of 16

(ii)	Shared power to vote or to direct the vote

LIF	5,006,136 shares
ECM	5,030,460 shares
ATL	2,902,407 shares
AOQ Trust	2,708,979 shares
APL	2,274,096 shares
WASK	36,486 shares
Foundation	112,891 shares
LII	74,324 shares
LFT	1,635,904 shares
Mark Slezak	14,775,547 shares	*

(iii)	Sole power to dispose or direct the disposition of

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
APL	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	524,324 shares

(iv)	Shared power to dispose or to direct the disposition of

LIF	5,006,136 shares
ECM	5,030,460 shares
ATL	2,902,407 shares
AOQ Trust	2,708,979 shares
APL	2,274,096 shares
WASK	36,486 shares
Foundation	112,891 shares
LII	74,324 shares
LFT	1,635,904 shares
Mark Slezak	14,775,547 shares	*

*	Mr. Slezak shares voting and dispositive power over the 2,708,979 shares held by AOQ Trust with Ann Lurie who is also a trustee of AOQ Trust. See Item 2 of the Schedule 13D for more information about Ann Lurie.

13D

CUSIP No. 63009F105	Page 14 of 16

Mark Slezak as (i) the managing member of ECM, which is the executive managing member of LIF and the managing member of ATL and APL, (ii) the managing member of WASK; (iii) the Investment Manager of LFT; (iv) an executive officer of LII; (v) an executive officer and director of the Foundation and (v) a trustee of AOQ Trust, may be deemed to be the beneficial owner of the shares of Common Stock held by those entities. Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(c) Since the filing of Amendment No. 7 to the Schedule 13D on June 15, 2012, no transactions in the Common Stock were effected by the Reporting Persons except for the Offering Shares and the following open market purchase by APL using its working capital:

Date	No. of Shares	Price
6/15/2012	229,746	$2.0464

The price shown above represents the weighted average price of multiple transactions. The Reporting Persons, upon request by the staff of the Securities and Exchange Commission, undertake to provide further information regarding the number of shares of Common Stock purchased at each separate price. The range of prices on June 15 was $1.97 to $2.07.

(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not Applicable

13D

CUSIP No. 63009F105	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2012

Lurie Investment Fund, L.L.C.

By:	Eagle Capital Management, LLC
Executive Managing Member

/s/ Mark Slezak
	By:	Mark Slezak
Sole Member

Eagle Capital Management, LLC

/s/ Mark Slezak
	By:	Mark Slezak
Sole Member

Alfa-Tech, LLC

By:	Eagle Capital Management, LLC
Managing Member

/s/ Mark Slezak
	By:	Mark Slezak
Sole Member

Anda-Proquest, LLC

/s/ Mark Slezak
	By:	Mark Slezak
Managing Member

AOQ Trust

/s/ Mark Slezak
	By:	Mark Slezak
Trustee

13D

CUSIP No. 63009F105	Page 16 of 16

Lurie Investments, Inc.

/s/ Mark Slezak
By:	Mark Slezak
Chief Executive Officer

WASK Investments, LLC

/s/ Mark Slezak
By:	Mark Slezak
Managing Member

LFT Partnership

/s/ Mark Slezak
By:	Mark Slezak
Investment Manager

Ann and Robert H. Lurie Foundation

/s/ Mark Slezak
By:	Mark Slezak
Vice President